UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42004

NEWGENIVF GROUP LIMITED

36/39-36/40, 13th Floor, PS Tower

Sukhumvit 21 Road (Asoke)

Khlong Toei Nuea Sub-district

Watthana District, Bangkok 10110

Thailand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

On July 27, 2026, NewGenIvf Group Limited (the “Company”) announced that it had entered into a share purchase agreement to acquire an additional 3% equity in PredicXion Group Limited (a.k.a. K25.ai) (“K25.ai”, and such acquisition, the “Acquisition”). A copy of the press release issued by the Company on July 27, 2026 is furnished as Exhibit 99.1 and the share purchase agreement with respect to the Acquisition is filed as Exhibit 10.1. The descriptions below are qualified in their entirety by reference to the full text of those exhibits.

Share Purchase Agreement

Under the Share Purchase Agreement, the Company will acquire 3% equity interest in K25.ai for aggregate consideration of US$7,500,000, consisting of (i) US$3,750,000 payable in cash or in digital assets, and (ii) 2,500,000 newly issued Class A ordinary shares of the Company at an agreed price of US$1.50 per share. Upon signing of the Share Purchase Agreement, the company will pay a cash deposit of US$187,500, and shall pay the balance of US$3,562,500 on closing. The closing of the transactions contemplated by the Share Purchase Agreement is subject to the satisfaction of customary closing conditions.

Exemption from Registration

The Class A ordinary shares of the Company to be issued as part of the consideration under the Share Purchase Agreement, and any Class A ordinary shares of the Company to be issued upon any exercise of the Option, will be issued in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 4(a)(2) of the Securities Act and/or Regulation S promulgated thereunder, as a transaction by an issuer not involving any public offering. The Class A ordinary shares so issued will be “restricted securities” within the meaning of Rule 144 under the Securities Act.

EXHIBIT INDEX

Exhibit	Description
10.1	Share Purchase Agreement between NewGenIvf Group Limited and PredicXion Group Limited dated July 27, 2026
99.1	Press release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2026

NewGenIvf Group Limited

By:	/s/ Wing Fung Alfred Siu
Name:	Wing Fung Alfred Siu
Title:	Chairman of the Board and Director

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